Exhibit 99.2

JANUARY 27, 2016

Management’s Discussion and Analysis

INTRODUCTION

This Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during 2015 relative to 2014. The information in this section should be read in conjunction with the audited financial statements.

In this MD&A, “Norbord” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, and “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc. or any of its consolidated subsidiaries and affiliates, a related party by virtue of a controlling equity interest in the Company.

Additional information on Norbord, including documents publicly filed by the Company, is available on the Company’s website at www.norbord.com or the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

To enhance shareholders’ understanding, certain three-year historical financial and statistical information is presented. Norbord’s significant accounting policies and other financial disclosures are contained in the audited financial statements and accompanying notes, which follow this MD&A. All financial references in the MD&A are stated in US dollars unless otherwise noted.

Adjusted EBITDA, Adjusted earnings (loss), Adjusted earnings (loss) per share, cash provided by operating activities per share, operating working capital, total working capital, capital employed, return on capital employed (ROCE), return on equity (ROE), net debt, tangible net worth, net debt to capitalization, book basis, and net debt to capitalization, market basis, are non-IFRS financial measures described in the Non-IFRS Financial Measures section. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is also provided. Certain prior period figures for Adjusted EBITDA and Adjusted earnings (loss) have been adjusted to conform to the revised definitions of these non-IFRS financial measures currently used by Norbord.

BUSINESS OVERVIEW

Norbord is a leading global manufacturer of wood-based panels with 17 plant locations in the United States (US), Canada and Europe. After the completion of the merger with Ainsworth Lumber Co. Ltd. (Ainsworth) on March 31, 2015, Norbord became the largest global producer of oriented strand board (OSB) with annual capacity of 8 billion square feet (Bsf) (3/8-inch basis). In North America, Norbord owns 13 OSB production facilities located in the Southern region of the US, Western Canada, Quebec, Ontario and Minnesota. In Europe, the Company operates an OSB production facility, two particleboard mills and one medium density fibreboard (MDF) mill in the United Kingdom (UK) and one OSB production facility in Belgium and is the UK’s largest panel producer. The Company reports all operations as a single operating segment – wood-based panels. Norbord employed approximately 2,600 people at December 31, 2015.

The table below summarizes the estimated annual production capacity, in millions of square feet (MMsf) (3/8-inch basis), at year-end for each mill:

MMsf-3/8”	Estimated Annual Capacity at Year-End 2015
OSB
100 Mile House, British Columbia	440
Barwick, Ontario	510
Bemidji, Minnesota	470
Cordele, Georgia	990
Genk, Belgium	450
Grande Prairie, Alberta(1)	730
Guntown, Mississippi	450
High Level, Alberta	860
Huguley, Alabama(2)	500
Inverness, Scotland	395
Jefferson, Texas	415
Joanna, South Carolina	650
La Sarre, Quebec	375
Nacogdoches, Texas	380
Val-d’Or, Quebec(2)	340

7,955

Particleboard
Cowie, Scotland	405
South Molton, England	160

565

MDF
Cowie, Scotland	380

380

Total Panels	8,900

(1)	Excludes the incomplete 600 MMsf-3/8” Grande Prairie, Alberta Line 2 (GP2).
(2)	In January 2009, Norbord indefinitely curtailed production at its Huguley OSB mill. In July 2012, Norbord indefinitely curtailed production at its Val-d’Or OSB mill. Combined, these mills represent 840 MMsf-3/8” of annual production capacity.

MERGER WITH AINSWORTH

On March 31, 2015, Norbord completed its merger with Ainsworth (the Merger). Each Ainsworth shareholder received 0.1321 of a Norbord common share for each Ainsworth common share held and consequently, 31.8 million Norbord common shares were issued to Ainsworth shareholders. Ainsworth became a wholly-owned subsidiary of Norbord and Ainsworth’s shares were delisted from the Toronto Stock Exchange (TSX) on April 2, 2015.

The Merger created the largest global OSB producer and brought together Norbord’s manufacturing cost leadership with Ainsworth’s product development innovation. It also allows Norbord to better serve the Company’s North American customers as well as gain access to small but growing Asian markets. Norbord expects to realize Merger synergies of $45 million annually, and the Company has already captured $18 million in 2015 ($27 million annualized) from reduced corporate overhead costs, optimization of sales and logistics, procurement savings and the sharing of operational best practices. The Company incurred one-time costs of $7 million to-date to achieve these synergies.

The Company has elected not to account for the Merger as a business combination under IFRS 3 Business Combinations, as the transaction represents a combination of entities under common control of Brookfield Asset Management Inc. (Brookfield). Accordingly, the book values of the two entities were combined and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

As Norbord and Ainsworth now operate as a single company, this MD&A reviews the combined company’s performance for the years ended December 31, 2014 and 2015. All 2014 comparatives have been restated as if the companies had always been combined, except where noted. The comparative figures for the year ended December 31, 2013 are on a Norbord stand-alone basis pre-Merger and do not reflect the results and balances of Ainsworth.

STRATEGY

Norbord’s business strategy is focused entirely on the wood panels sector – in particular OSB – in North America and Europe. Norbord’s financial goal is to achieve top-quartile ROCE among North American forest products companies over the business cycle and the Company believes it has met this goal.

Protecting the balance sheet is an important element of Norbord’s financing strategy. Management believes that its record of superior operational performance, disciplined capital allocation and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions). In this regard, Norbord accomplished the following in 2015:

Financial Goal		2015 Accomplishments
1.	Generate cash.	•	Achieved Adjusted EBITDA of $122 million and ROCE of 9%.

		•	Generated $43 million of Margin Improvement Program (MIP) gains across the Company.

		•	Captured $27 million (annualized) in synergies within the first nine months post-Merger.

		•	Continued to manage operating working capital at minimal levels.

2.	Protect the balance sheet.	•	Refinanced $315 million senior secured notes due 2017 of Ainsworth (Ainsworth Notes) upon Merger closing with issuance of 2023 senior secured notes on investment grade terms, reducing interest rate by 1.25% from 7.50% to 6.25%.

		•	Renewed $245 million committed revolving bank lines and extended term to May 2018.

		•	Increased accounts receivable securitization program limit from $100 million to $125 million post-Merger.

		•	Reaffirmed issuer credit ratings post-Merger with DBRS (BB), Moody’s Investors Service (Ba2) and Standard & Poor’s Ratings Services (BB-).

		•	Ended the year with unutilized liquidity of $344 million (including $9 million in cash and cash equivalents), net debt to capitalization on a book basis of 51% and tangible net worth of $724 million.

The table below summarizes the six key components of Norbord’s business strategy and the Company’s performance in each area in 2015:

Strategic Priority		2015 Performance
1.	Develop a world-class safety culture.	•	Completed Occupational Safety and Health Administration (OSHA) recordable injury-free year at five mills (Genk, Belgium; Cordele, Georgia; Guntown, Mississippi; Joanna, South Carolina; and Jefferson, Texas).

		•	Recertified Genk, Belgium and South Molton, England mills under Norbord Safety Star.

		•	Implemented safety improvement plan to bring OSHA recordable rate below 0.7 (2015 recordable rate of 1.43).

2.	Pursue growth in OSB.	•	Closed Merger with Ainsworth, creating a leading global wood products company focused on OSB across North America, Europe and Asia, with total OSB capacity of approximately 8.0 Bsf (3/8-inch basis).

		•	Increased production volume at North American and European panel mills by 4% and 3%, respectively over 2014.

		•	Set annual production records at six of 15 operating mills: Bemidji, Minnesota; Joanna, South Carolina; La Sarre, Quebec; Nacogdoches, Texas; Cowie and Inverness, Scotland mills.

		•	Completed planning for European OSB capacity expansion in Inverness, Scotland.

3.	Own high-quality assets with low-cost positions.	•	Completed third year of capital reinvestment strategy, focused on improving productivity and reducing manufacturing costs. Key 2015 projects included the fines screening projects at the Guntown, Mississippi and Jefferson, Texas mills and wood-handling projects at the Genk, Belgium and Inverness, Scotland mills.

		•	Continued work to rebuild the press line and prepare the Huguley, Alabama mill for a future restart.

		•	Reduced North American and European panel cash production costs per unit by 9% from improved productivity, lower raw material usage as well as lower resin prices and the weaker Canadian dollar.

4.	Maintain a margin-focused operating culture.	•	Generated $43 million in MIP gains across the Company from improved productivity and lower raw material usage. Payback on recent capital investments also contributed to MIP this year.

		•	Realized $27 million (annualized) in synergies within first nine months post-Merger, from corporate overhead reductions, product mix and logistics optimization, procurement savings and operational best practices sharing.

5.	Focus on growth customers through best-in-class service and product development.	•	Increased shipments of key value-added products to the North American housing sector by 10%.
		•	Secured new business with Big Box customers in western half of North America post-Merger.

		•	Increased OSB shipments to key UK and German markets by 17% and 9%, respectively.

6.	Allocate capital with discipline.	•	Invested $70 million in capital projects (including $9 million of intangible assets) to enhance the Company’s earnings potential.

		•	Taking into account weaker than expected North American OSB prices in the first half of 2015, the quarterly dividend level was reset to CAD $0.10 per share starting in the third quarter of 2015 to maintain flexibility in the Company’s capital structure, as well as to fund growth and other attractive capital investment opportunities.

		•	Total dividends paid during the year were $40 million.

SUMMARY

(US $ millions, except per share information, unless otherwise noted)	2015	2014	2013(1)
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)	9%	8%	35%
Return on equity (ROE)	(3)%	(2)%	35%
Cash provided by operating activities	24	16	244
Per Common Share

(Loss) earnings, basic and diluted(2)	(0.66)	(0.46)	2.92
Adjusted (loss) earnings, basic and diluted(3)	(0.17)	(0.20)	2.78
Cash provided by operating activities	0.28	0.19	4.78
Dividends declared(4)	0.70	2.40	1.80

SALES AND EARNINGS
Sales	1,509	1,601	1,343
Adjusted EBITDA	122	115	287
(Loss) earnings	(56)	(39)	149
Adjusted (loss) earnings	(14)	(17)	142
Total assets	1,633	1,802	1,262
Long-term debt	745	748	433
Net debt for financial covenant purposes(5)	751	418	251
Net debt to capitalization, market basis(5)	32%	26%	14%
Net debt to capitalization, book basis(5)	51%	51%	34%

KEY STATISTICS Shipments (MMsf–3/8”)
North America	5,497	5,266	3,339
Europe	1,740	1,663	1,567
Indicative Average OSB Price
North Central ($/Msf–7/16”)	209	218	315
South East ($/Msf–7/16”)	187	188	277
Western Canada ($/Msf–7/16”)	169	196	— (6)
Europe (€/m3)(7)	224	262	273

(1)	Figures have not been restated for the Merger and reflect Norbord on a standalone basis.
(2)	Basic and diluted (loss) earnings per share are the same except diluted earnings per share for 2013 is $2.79.
(3)	Basic and diluted Adjusted (loss) earnings per share are the same except diluted Adjusted earnings per share for 2013 is $2.66.
(4)	Dividends declared per share stated in Canadian dollars.
(5)	2014 figures have not been restated for the Merger and reflect Norbord on a standalone basis.
(6)	Indicative price is not relevant for Norbord on a standalone basis per-Merger.
(7)	European indicative average OSB price represents the gross delivered price to the largest continental market.

North American OSB demand continues to improve, driven by a gradual rebound in new home construction and strong growth in repair-and-remodel and industrial end-uses. US housing starts were 1.1 million in 2015, up 11% compared to 2014, with single-family starts 10% higher. The North American North Central OSB benchmark price averaged $209 per thousand square feet (Msf) (7/16-inch basis) in 2015, down 4% versus 2014, while the South East OSB benchmark price averaged $187 per Msf, down 1% versus 2014 and the Western Canada OSB benchmark price averaged $169 per Msf, down 14% versus 2014. Norbord produced 4% more OSB in North America in 2015 to meet improving customer demand, representing 88% of operating capacity compared to 84% in 2014.

Norbord’s European panel business continued to generate solid financial results as demand in the Company’s core markets in the UK and Germany remains strong. In response to improving economic fundamentals, the European mills produced 3% more panels in 2015, representing 97% of capacity in 2015 compared to 94% in 2014.

Norbord recorded a loss of $56 million ($0.66 loss per basic and diluted share) in 2015 versus $39 million ($0.46 loss per basic and diluted share) in 2014. Excluding the impact of non-recurring items (costs on the early extinguishment of the Ainsworth Notes, severance and other costs incurred to achieve Merger synergies and Merger transaction costs), and using a normalized Canadian statutory tax rate, Norbord recorded an Adjusted loss of $14 million ($0.17 Adjusted loss per basic and diluted share) in 2015 compared to an Adjusted loss of $17 million ($0.20 Adjusted loss per basic and diluted share) in 2014. Adjusted loss is in line year-over-year as lower OSB prices were offset by lower resin prices and the foreign exchange impact of a weaker Canadian dollar.

The following table reconciles Adjusted loss to the most directly comparable IFRS measure:

(US $ millions)	2015	2014	2013(1)
(Loss) earnings	$(56)	$(39)	$149
Add: Merger transaction costs	8	10	—
Add: Severance costs related to Merger	2	—	—
Add: Other costs incurred to achieve Merger synergies	5	—	—
Add: Costs on terminated LP acquisition	—	2	—
Add: Costs on early extinguishment of Ainsworth Notes	25	—	—
Add: Foreign exchange on Ainsworth Notes	28	28	—
(Less) add: (Gain) loss on derivative financial instrument on Ainsworth Notes	(4)	11	—
Cost of early debt extinguishment			20
(Less) Add: Reported income tax (recovery) expense	(27)	(35)	25

Adjusted pre-tax (loss) earnings	(19)	(23)	194
Add (Less): Income tax recovery (expense) at statutory rate(2)	5	6	(52)

Adjusted (loss) earnings	$(14)	$(17)	$142

(1)	Figures have not been restated for the Merger and reflect Norbord on a standalone basis.
(2)	Represents Canadian combined federal and provincial statutory rate.

Against this market backdrop, Norbord generated Adjusted EBITDA of $122 million in 2015 versus $115 million in 2014. Lower resin prices, the foreign exchange impact of a weaker Canadian dollar, increased production volume and improved raw material usages mitigated lower OSB prices in both North America and Europe. On the controllable side of the business, Norbord generated $43 million of MIP gains in 2015, measured relative to 2014 at constant prices and exchange rates, primarily from higher productivity and lower raw material usages.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	2015	2014	2013(1)
(Loss) earnings	$(56)	$(39)	$149
Add: Finance costs	55	53	37
Add: Depreciation and amortization	86	85	56
(Less) Add: Income tax (recovery) expense	(27)	(35)	25
Add: Merger transaction costs	8	10	—
Add: Severance costs related to Merger	2	—	—
Add: Other costs incurred to achieve Merger synergies	5	—	—
Add: Costs on terminated LP acquisition	—	2	—
Add: Costs on early extinguishment of Ainsworth Notes	25	—	—
Add: Foreign exchange on Ainsworth Notes	28	28	—
(Less) Add: (Gain) loss on derivative financial instrument on Ainsworth Notes	(4)	11	—
Add: Costs on early debt extinguishment	—	—	20

Adjusted EBITDA	$122	$115	$287

(1)	Figures have not been restated for the Merger and reflect Norbord on a standalone basis.

Pre-tax ROCE averaged 9% compared to 8% in the prior year. ROCE is a non-IFRS measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it interprets ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management (see Non-IFRS Financial Measures section). Over the past three years, Norbord’s ROCE has ranged from 8% to 35% and has averaged 22% over the past 13 years. Norbord remains well positioned to benefit from the US housing market recovery and growing demand in the Company’s core European markets in the years ahead.

2013 COMPARATIVE FIGURES

The comparative figures for the year ended December 31, 2013 are presented on a Norbord stand-alone basis pre-Merger and do not reflect the results and balances of Ainsworth. Consequently, comparison with the 2013 standalone figures with 2014 and 2015 may not be appropriate.

Norbord recorded total sales in 2013 of $1,343 million and Adjusted EBITDA of $287 million as a result of strong North American OSB pricing. The North American North Central OSB benchmark price averaged $315 per thousand square feet (Msf) (7/16-inch basis) in 2013, while the South East OSB benchmark price averaged $277 per Msf. Norbord’s European panel business continued to strengthen in 2013 as the UK housing sector rebounded strongly on the back of government stimulus incentives and improved consumer confidence. Earnings in 2013 were $149 million ($2.92 per basic share and $2.79 per diluted share) and adjusting for the costs of early debt redemption and using a normalized Canadian statutory tax rate, Adjusted earnings was $142 million ($2.78 per basic share and $2.66 per diluted share).

OUTLOOK FOR 2016

US housing starts continue to remain well below the long-term annual average of 1.5 million and are recovering more gradually than in any prior cycle. Industry experts are forecasting US housing starts ranging from 1.20 million to 1.37 million in 2016, which would represent an increase of 8% to 23% over 2015. In addition, Norbord expects continued solid growth in repair-and-remodel and industrial demand in 2016. No further mill restarts have been announced for 2016 which should drive an increase in the North American OSB demand-to-capacity ratio. Norbord does not expect to restart its indefinitely curtailed mills in Huguley, Alabama and Val-d’Or, Quebec in 2016, but will continue to monitor market conditions.

The economic fundamentals in Norbord’s core European markets (UK, Germany, BeNeLux) continue to recover. UK and German housing starts were each up 6% in 2015 and similar increases are forecast by industry experts for 2016. OSB prices have been under pressure as Eastern European producers redirect supply to take advantage of exchange rate differentials. However, the wider price differential versus higher cost imported plywood is accelerating substitution in favour of OSB and, as a result, OSB prices on the Continent have started to increase. Norbord expects to continue to run all panel mills at capacity, and achieve further productivity gains in 2016.

On the input cost side, raw material prices are expected to remain relatively flat as last year’s plunge in oil prices is already reflected in current resin prices. As in previous years, Norbord will continue to pursue aggressive MIP initiatives to reduce raw material usage and improve productivity to offset inflation and other uncontrollables in its manufacturing cost structure. In addition, the Company remains confident in its ability to realize the targeted Merger synergies of $45 million by the end of 2016.

Norbord is planning to make capital investments of $67 million ($75 million including intangible assets) in 2016 which includes key capital projects focused on reducing manufacturing costs and increasing productivity across the Company’s mills. In addition, the Board of Directors has approved the investment of $135 million over the next two years to modernize and expand the Company’s Inverness, Scotland OSB mill.

Norbord’s competitive cost position, diversified sales strategy and solid customer partnerships leave the Company well positioned for the continuing recovery in housing markets and Norbord will benefit from stronger OSB demand in the years ahead. Norbord intends to use a combination of free cash flow and its strong financial liquidity to reduce outstanding indebtedness and address its $200 million bond maturity in early 2017.

RESULTS OF OPERATIONS

(US $ millions, unless otherwise noted)	2015	2014
Sales	1,509	1,601
Adjusted EBITDA	122	115
Adjusted EBITDA margin	8%	7%
Depreciation and amortization	86	85
Investment in property, plant and equipment & intangible assets	70	105
Shipments (MMsf–3/8”)	7,237	6,929
Indicative Average OSB Price
North Central ($/Msf–7/16”)	209	218
South East ($/Msf–7/16”)	187	188
Western Canada ($/Msf–7/16”)	169	196
Europe (€/m3)(1)	224	262

(1)	European indicative average OSB price represents the gross delivered price to the largest Continental market.

Markets

North America is the principal market destination for Norbord’s products. North American OSB comprised 76% of Norbord’s panel shipments in 2015. Therefore, results of operations are most affected by volatility in North American OSB prices and demand. Europe comprised 24% of total shipments in 2015. European panel prices have historically been less volatile than North American prices and therefore, affect Norbord’s results to a lesser degree.

Shipments

MMsf–3/8”	2015	2014
North America	5,497	5,266
Europe	1,740	1,663

Total	7,237	6,929

North America

According to APA – The Engineered Wood Association (APA), new home construction is the primary end use for the OSB industry in North America, accounting for approximately 55% of OSB consumption in 2015. US housing starts were approximately 1.1 million in 2015, up 11% from 1.0 million in 2014, and permits were 12% higher. Single-family starts (which use approximately three times more OSB than multi-family) increased by 10%. Despite the significant rebound in new home construction since the low of 0.55 million in 2009, US housing starts remain well below the long-term annual average of 1.5 million. For context, 100,000 housing starts consume approximately 1 Bsf (3/8-inch basis) of structural panels (OSB and plywood).

An apparent inventory destocking in the supply chain in the first half of the year, as well as lower export volumes due to the stronger US dollar, meant that stronger North American OSB consumption did not all translate into increased demand on OSB mills in 2015. According to the APA, North American OSB production increased by 2.4% in 2015 to approximately 20.4 Bsf (3/8-inch basis), representing 66% of total North American structural panel production and 73% of the OSB industry’s installed production capacity (83% of industry operating capacity). Plywood production decreased by 1.1% to approximately 10.7 Bsf (3/8-inch basis).

Against this backdrop, North Central benchmark OSB prices improved as the year progressed – from a low of $175 per Msf (7/16-inch basis) in April to a high of $257 per Msf in November, finishing the year at $230 per Msf. The North Central benchmark price averaged $209 per Msf in 2015 compared to $218 per Msf in 2014, a 4% decrease. In the South East region, where approximately 35% of Norbord’s North American OSB capacity is located, benchmark prices averaged $187 per Msf, compared to $188 per Msf in the prior year. In the Western Canada region, where approximately 30% of Norbord’s North American capacity is located, benchmark prices averaged $169 per Msf, compared to $196 per Msf in the prior year. The impact of lower Western Canada benchmark prices was mitigated by the fact that Norbord’s Canadian mills also benefited from a weaker Canadian dollar versus US dollar from a cost perspective.

Norbord’s North American OSB mills produced at 77% of stated capacity in 2015 (88% of operating capacity), up from 74% in 2014 (84% of operating capacity), and shipment volume increased by 4% in 2015. Approximately half of Norbord’s sales volume went to the new home construction sector in 2015, in line with the previous year. The other half went into repair-and-remodelling, light commercial construction, industrial applications and export markets. Management believes that this diversification provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity. Management expects the Company’s sales volume to the new home construction sector will continue to grow as US housing recovers to more normal levels.

Europe

Norbord’s core European panel markets in the UK and Germany all experienced strong demand growth in 2015, and the economic fundamentals in these regions continue to recover. The UK, where three of Norbord’s four European mills are located, led the recovery with unemployment remaining below 6%, GDP growth of over 2% and housing starts increased by 6% compared to the prior year, supported by improved consumer confidence. In Germany, Norbord’s largest Continental European market, housing starts increased 6% representing the seventh consecutive year of growth. In this improving environment, Norbord’s European mills produced at 97% of capacity in 2015 compared to 94% in 2014.

Full-year average panel prices were 10% lower than 2014. OSB prices were 19% lower year-over-year, however Continental OSB prices recovered in the second half of the year. In the UK, prices remained under pressure as Eastern European producers continue to redirect supply to take advantage of the weaker Euro. Particleboard prices were stable while medium density fibreboard (MDF) prices, which are less directly impacted by the recovering housing sector, declined 5% compared to 2014.

Historically, the UK has been a net importer of panel products. For the past several years, the Pound Sterling has been weaker relative to the Euro which has been advantageous to Norbord’s primarily UK-based operations as it has improved sales opportunities within the UK and supported Norbord’s export program into the Continent. In 2015, the Pound Sterling strengthened from a low of 1.28 to a high of 1.43 against the Euro and is currently at 1.31.

Sales

(US $ millions)	2015	2014
North America	$1,055	$1,091
Europe	454	510

Total	$1,509	$1,601

Total sales decreased by $92 million or 6% in 2015. In North America, sales decreased by 3% due to lower OSB prices, which were partially offset by a 4% increase in shipment volumes. Average North Central and Western Canada OSB benchmark prices decreased by 4% and 14%, respectively, compared to 2014 and average South East prices remained flat. In Europe, sales decreased by 11% due to lower OSB and MDF prices, and the foreign exchange impact of a weaker Pound Sterling relative to the US dollar, offset partially by an increase in shipment volumes.

Production

(MMsf–3/8”)	2015	2014
North America	5,500	5,285
Europe	1,745	1,690

Total	7,245	6,975

Total production volume increased by 4% or 270 million square feet (MMsf) (3/8-inch basis). The Company ramped up its North American capacity to meet increased OSB demand and its European panel mills continued to run on full production schedules.

North America

North American production volume increased by 4% or 215 MMsf (3/8-inch basis) in 2015 due to productivity gains from the Company’s operating mills, partially offset by more maintenance shuts and reduced production schedules in some mills. Annual production records were achieved at the mills in Bemidji, Minnesota; Joanna, South Carolina; La Sarre, Quebec; and Nacogdoches, Texas.

Production has remained indefinitely suspended at the Huguley, Alabama mill since the first quarter of 2009, and at the Val-d’Or, Quebec mill since the third quarter of 2012. Norbord does not currently expect to restart its curtailed mill in Val-d’Or, Quebec in 2016, but will continue to monitor market conditions. As previously announced, Norbord continues to rebuild the press line at the curtailed Huguley, Alabama mill to prepare it for future restart. The Company has not set a restart date and will only do so when it is sufficiently clear that customers require more product. These two mills represent 12% of Norbord’s annual estimated capacity in North America.

Excluding the indefinitely curtailed mills (Huguley, Alabama and Val-d’Or, Quebec), Norbord’s operating mills produced at 88% of their stated capacity in 2015. This compares to 84% in 2014. Including the indefinitely curtailed mills, Norbord’s mills produced at 77% of stated capacity in 2015, compared to 74% in 2014.

Europe

European production volume increased by 3% or 55 MMsf (3/8-inch basis). Annual production records were achieved at the OSB mill in Inverness, Scotland, and at both the particleboard and MDF lines in Cowie, Scotland. All of Norbord’s panel mills ran on full production schedules in 2015 excluding maintenance and holiday shutdowns and produced at 97% of capacity in 2015, compared to 94% in 2014.

Operating Results

Adjusted EBITDA (US $ millions)	2015	2014
North America	$95	$82
Europe	38	47
Unallocated	(11)	(14)

Total	$122	$115

Norbord generated Adjusted EBITDA of $122 million in 2015, compared to $115 million in 2014. North American operations generated Adjusted EBITDA of $95 million, compared to $82 million in the prior year, a year-over-year increase of $13 million. Norbord’s European panel operations generated Adjusted EBITDA of $38 million, compared to $47 million in the prior year, a year-over-year decline of $9 million. Unallocated costs were $3 million lower in 2015 mainly due a reduction in overhead costs as a result of the Merger and the foreign exchange impact of a weaker Canadian dollar versus the US dollar.

North America

Norbord’s North American Adjusted EBITDA increased by $13 million as significantly lower resin prices, the foreign exchange impact of a weaker Canadian dollar, and higher shipment volumes and lower raw material usages more than offset significantly lower OSB prices. Average North Central, South East and Western Canada OSB benchmark prices decreased by $9, $1 and $27 per Msf, respectively, which represents a decrease of 4%, 1% and 14%, respectively, compared to 2014.

Europe

Norbord’s European operations delivered another solid year, benefiting from continued strong demand in the Company’s core UK and German markets. The Adjusted EBITDA decline of $9 million in 2015 was primarily driven by lower average OSB and MDF prices and the foreign exchange impact of a weaker Pound Sterling versus the US dollar, offset partially by lower resin prices, improved raw material usages and higher shipment volumes. European panel prices decreased by 19% and 2% for OSB and MDF, respectively, while particleboard prices remained stable.

Adjusted EBITDA Variance

The components of the Adjusted EBITDA change are summarized in the variance table below:

(US $ millions)	2015 vs. 2014
Adjusted EBITDA – current period	$122
Adjusted EBITDA – comparative period	115

Variance	7

Mill nets(1)	(107)
Volume(2)	21
Key input prices(3)	39
Key input usage(3)	13
Mill profit share and bonus	—
Other operating costs and foreign exchange(4)	41

Total	$7

(1)	The mill nets variance represents the estimated impact of change in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.
(2)	The volume variance represents the impact of shipment volume changes across all products.
(3)	The key inputs include fibre, resin, wax and energy.
(4)	The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, and maintenance.

On the sales side, housing market activity, particularly in the US, influences OSB demand and pricing. Fluctuations in North American OSB demand and prices significantly affect Norbord’s results. In North America, sales decreased by 3% primarily due to lower OSB prices partially offset by higher shipment volumes. In Europe, sales decreased by 11% due to lower OSB and MDF prices and the foreign exchange impact of a weaker Pound Sterling relative to the US dollar, offset partially by higher shipment volumes.

On the cost side, fluctuations in uncontrollable raw material prices significantly impact operating costs. In 2015, resin prices declined, more than offsetting modest pressure on fibre prices, providing significant input cost relief to OSB producers.

Resin prices, which are indexed to widely-used industrial chemicals derived from oil and gas products, declined significantly in both North America and Europe in 2015 as a result of plunging oil prices.

Fibre prices increased in both North America and Europe in 2015 due to competition and logging capacity constraints which are putting pressure on timber harvesting in certain areas. Norbord does not own any timberlands; therefore, it purchases timber and wood chips as well as recycled wood materials on the open market in competition with other users of such resources, where prices are influenced by factors beyond Norbord’s control.

The Company realized MIP gains of $43 million in 2015 measured relative to 2014 at constant prices and exchange rates. Contributions to MIP included improved productivity and raw material usage reduction initiatives. Paybacks on the Company’s investments in fines screening technology, Merger synergies and other recent capital investments also contributed to the significant 2015 MIP gains.

In 2015, Norbord’s North American OSB cash production costs per unit decreased 9% over the prior year driven by the foreign exchange impact of a weaker Canadian dollar, lower resin prices, increased production volume and lower raw material usages.

FINANCE COSTS, COSTS ON EARLY DEBT EXTINGUISHMENT, DEPRECIATION AND AMORTIZATION, AND INCOME TAX

(US $ millions)	2015	2014
Finance costs	$(55)	$(53)
Foreign exchange loss on Ainsworth Notes	(28)	(28)
Gain (loss) on derivative financial instrument on Ainsworth Notes	4	(11)
Costs on early debt extinguishment	(25)	—
Depreciation and amortization	(86)	(85)
Income tax recovery	27	35

Finance Costs

Finance costs in 2015 increased compared to 2014 due to the program fees on accounts receivable securitization drawings in 2015. In April 2015, the Company issued $315 million in senior secured notes with an interest rate of 6.25%. These funds were used to redeem, prior to maturity, the $315 million Ainsworth Notes. During the year, less than $1 million in (2014 - $1 million) interest costs were capitalized on qualifying assets.

The effective interest rate on Norbord’s debt-related obligations was 6.2% as at December 31, 2015, and 6.9% as at December 31, 2014.

Foreign Exchange Loss on Ainsworth Notes

The Ainsworth Notes were denominated in US dollars and Ainsworth’s functional currency was Canadian dollars prior to the Merger. As a result, upon revaluation to Canadian dollars, Ainsworth recorded foreign exchange losses due to the strengthening of the US dollar.

Gain (Loss) on Derivative Financial Instrument on Ainsworth Notes

The Ainsworth Notes contained an embedded call option and this derivative was recorded initially at fair value with revaluation gains and losses subsequently. This derivative was extinguished when the Ainsworth Notes were redeemed prior to maturity.

Costs on Early Debt Extinguishment

In 2015, the Company incurred $25 million to redeem the Ainsworth Notes prior to maturity.

Depreciation and Amortization

Depreciation expense in 2015 was $1 million higher compared to 2014 due to higher production volumes as the Company uses the units-of-production method for its production equipment. Amortization expense is in line with prior year.

Income Tax

A tax recovery of $27 million was recorded in 2015 on the pre-tax loss of $83 million. The effective tax rate differs from the statutory rate principally due to rate differences on foreign activities, fluctuations in relative currency values and the recognition of certain non-recurring income tax recoveries.

A tax recovery of $35 million was recorded in 2014 on pre-tax loss of $74 million. A non-recurring income tax recovery of $12 million ($0.14 per basic and diluted share) was recorded which is comprised of: (i) the recognition and utilization of certain tax attributes that offset taxes previously expensed; and (ii) the recognition of a previously unrecognized deferred tax asset.

In both 2015 and 2014, the Company received net cash tax refunds of $4 million related to losses carried back and over instalments.

At December 31, 2015, the Company had operating loss carryforwards for tax purposes of approximately €33 million from operations in Belgium. These losses can be carried forward indefinitely to offset future taxable income in Belgium. The Company also has operating loss carryforwards for tax purposes of CAD $483 million and US $186 million from operations in Canada and the US, respectively, which expire between 2026 and 2035. In addition, the Company has capital losses of CAD $286 million which can be carried forward indefinitely. These loss carryforwards may be utilized over the next several years to eliminate cash taxes otherwise payable, and will protect future cash flows. Certain deferred tax assets in respect of tax losses and other attributes have been recognized and included in deferred income taxes in the consolidated financial statements. The Company reviews its deferred income tax assets at each balance sheet date and reduces the amount recognized to the extent, in the judgement of management, it is not probable to be realized.

LIQUIDITY AND CAPITAL RESOURCES

(US $ millions, except per share information, unless otherwise noted)	2015	2014
Cash provided by operating activities	$24	$16
Cash provided by operating activities per share	0.28	0.19
Operating working capital	125	106
Total working capital	134	200
Investment in property, plant and equipment & intangible assets	70	105
Net debt to capitalization, market basis(1)	32%	26%
Net debt to capitalization, book basis(1)	51%	51%

(1)	2014 figures have not been restated for the Merger and reflect Norbord on a standalone basis.

At year-end, the Company had unutilized liquidity of $344 million, comprising $9 million in cash and cash equivalents, $240 million in revolving bank lines and $95 million undrawn under its accounts receivable securitization program. Norbord has no investments in, or other direct exposure to, US sub-prime mortgages, US auction rate securities or Canadian asset-backed commercial paper.

The Company’s outstanding long-term debt has a weighted average term of 4.8 years. Norbord’s net debt for financial covenant purposes was $751 million at December 31, 2015, which includes long-term debt of $755 million less cash and cash equivalents of $9 million plus letters of credit of $5 million.

Senior Secured Notes Due 2017

The Company’s $200 million senior secured notes due 2017 bear an interest rate that varies with the Company’s credit ratings. The interest rate has been 7.70% since August 15, 2013.

Senior Secured Notes Due 2020

The Company’s $240 million senior secured notes due 2020 bear an interest rate of 5.375%.

Senior Secured Notes Due 2023

In April 2015, the Company issued $315 million in senior secured notes due 2023 with an interest rate of 6.25%. Debt issue costs of $6 million were incurred on the issuance. The notes rank pari passu with the Company’s existing senior secured notes due in 2020 and 2017 and committed revolving bank lines. The Company used the proceeds to redeem, prior to maturity, the outstanding Ainsworth Notes that were assumed upon closing of the Merger. As a result of the early redemption, a premium of $13 million was paid, a $1 million write-off of net unamortized debt issue costs was recorded and an $11 million write-off upon extinguishment of the related derivative financial instrument was recognized.

Revolving Bank Lines

The Company has an aggregate commitment of $245 million which bears interest at money market rates plus a margin that varies with the Company’s credit rating. In April 2015, the Company amended its committed revolving bank lines to reset the tangible net worth covenant to $450 million to reflect the Merger and extend the maturity date for $225 million of the total aggregate commitment to May 2018 (the remaining $20 million commitment matures in May 2016). The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with the holders of the 2017, 2020 and 2023 senior secured notes.

The bank lines contain two quarterly financial covenants: minimum tangible net worth of $450 million and maximum net debt to total capitalization, book basis, of 65%. For the purposes of the tangible net worth calculation, the following adjustments have been made as at period-end:

•	the IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back;

•	changes to other comprehensive income subsequent to January 1, 2011 is excluded;

•	intangible assets are excluded; and

•	the impact of the change in functional currency of Ainsworth on shareholders’ equity of $155 million is excluded.

Net debt for financial covenant purposes includes total debt, principal amount excluding any drawings on the accounts receivable securitization program, less cash and cash equivalents, plus letters of credit issued and any bank advances. At period-end, the Company’s tangible net worth was $724 million and net debt for financial covenant purposes was $751 million. Net debt to capitalization, book basis, was 51%. The Company was in compliance with the financial covenants at period-end.

Norbord’s capital structure at period-end consisted of the following:

(US $ millions)	Dec 31, 2015	Dec 31, 2014(1)
Long-term debt, principal value	$755	$440
Add: Other long-term debt	30	—
Less: Cash and cash equivalents	(9)	(25)

Net debt	776	415
Less: Other long-term debt	(30)	—
Add: Letters of credit	5	3

Net debt for financial covenant purposes	751	418

Shareholders’ equity	519	359
Less: intangible assets	(18)	—
Add: other comprehensive income change(2)	47	24
Add: impact of Ainsworth changing functional currencies	155	—
Add: IFRS transitional adjustments	21	21

Tangible net worth for financial covenant purposes	724	404

Total capitalization	$1,475	$822

Net debt to capitalization, book basis	51%	51%
Net debt to capitalization, market basis	32%	26%

(1)	Figures have not been restated for the Merger and reflect Norbord on a standalone basis.
(2)	Cumulative subsequent to January 1, 2011.

Debt Issue Costs

In 2015, debt issue costs of $6 million were incurred on the issuance of the 2023 senior notes and the amendment of the revolving bank lines. Amortization expense related to debt issue costs for 2015 was $2 million (2014 – $1 million).

Accounts Receivable Securitization

The Company has an accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. In April 2015, the program commitment limit was increased from $100 million to $125 million following the Merger. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust on a fully serviced basis for proceeds consisting of cash and deferred purchase price. However, the asset de-recognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.

At period-end, Norbord had transferred but continued to recognize $122 million in trade accounts receivable, and Norbord recorded cash proceeds of $30 million relating to this financing program as Other long-term debt. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount of drawings under the program at any point in time depends on the level of accounts receivable transferred, timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as Other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes. The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs.

The securitization program contains no financial covenants. However, the program is subject to minimum credit rating requirements. The Company must maintain a long-term issuer credit rating of at least single B(mid) or the equivalent. As at January 27, 2016, Norbord’s ratings were BB (DBRS), BB- (Standard & Poor’s Ratings Services) and Ba2 (Moody’s Investors Service).

Other Liquidity and Capital Resources

Operating working capital, consisting of accounts receivable and inventory and prepaids less accounts payable and accrued liabilities, increased by $19 million during the year to $125 million at year-end, compared to $106 million at December 31, 2014. The year-over-year increase was primarily due to lower accounts payable and higher accounts receivable partially offset by lower inventory and prepaids. Lower accounts payable was primarily attributed to accrued transaction costs related to the Merger at December 31, 2014 and the timing of payments. Higher accounts receivable was primarily attributed to higher North American pricing in the fourth quarter of 2015. Lower inventory was primarily attributable to the timing of production curtailments taken in the fourth quarter of 2015. The Company aims to minimize the amount of capital held as operating working capital and continued to manage it at minimal levels throughout the year.

Total working capital, which includes operating working capital plus cash and cash equivalents and income tax receivable, was $134 million as at December 31, 2015, compared to $200 million at December 31, 2014. The decrease is primarily attributed to the lower cash balance, partially offset by the higher operating working capital.

Operating activities generated $24 million of cash or $0.28 per share in 2015, compared to $16 million or $0.19 per share in 2014. In 2015, a lower relative increase in operating working capital compared to 2014 was the primary driver of the improved cash generation.

The Company did not have any net investment hedges in 2015 or 2014.

The following table summarizes the aggregate amount of future cash outflows for contractual obligations:

						Payments Due by Period
(US $ millions)	2016	2017	2018	2019	2020	Thereafter	Total
Long-term debt, including interest	$50	$271	$33	$33	$273	$364	$1,024
Purchase obligations	55	46	27	—	—	—	128
Operating leases	4	3	2	1	—	2	12
Reforestation obligations	—	—	1	1	—	1	3

Total	$129	$300	$63	$35	$273	$367	$1,167

Note:	The above table does not include pension and post-employment benefits plan obligations, which are discussed in the Risks and Uncertainties – Defined Benefit Pension Plan Funding section.

INVESTMENTS AND DIVESTITURES

Investment in Property, Plant and Equipment

(US $ millions)	2015	2014
Increased productivity	$24	$63
Environmental	13	8
Maintenance of business	24	28

Total	$61	$99

The focus of the Company’s capital reinvestment strategy is to improve production efficiency, reduce manufacturing costs across the Company’s mills and maintain high standards for environmental performance. Investment in property, plant and equipment in 2015 was $61 million ($70 million including intangible assets), representing approximately 71% of depreciation and amortization. Key 2015 projects included the fines screening projects at the Guntown, Mississippi and Jefferson, Texas mills, wood-handling projects at the Genk, Belgium and Inverness, Scotland mills, and additional work to rebuild the press line at the curtailed Huguley, Alabama mill. As a result of the slower than expected pace of the US housing recovery, the press refurbishment at Huguley continues, but at a slow pace. Key 2014 projects included the rebuild of the wood-handling end at the Joanna, South Carolina mill, the dryer upgrade at the Cowie, Scotland particleboard mill and the fines screening project at the Cordele, Georgia mill.

Norbord’s 2016 investment in property, plant and equipment is expected to be $67 million ($75 million including intangible assets). The plan includes further process debottlenecking and cost reduction projects under the Company’s multi-year capital reinvestment strategy. These investments will be funded with cash on hand, cash generated from operations and, if necessary, drawings under the Company’s accounts receivable securitization program or committed revolving bank lines. In addition, the Board of Directors has approved the investment of $135 million over the next two years to modernize and expand the Company’s Inverness, Scotland OSB mill.

Investment in Intangible Assets

In 2015, investment in intangible assets was $9 million and consisting primarily of the acquisition of timber rights under a wood tenure agreement and investment in software acquisition and development costs. In 2014, investment in intangible assets was $6 million consisting primarily of software acquisition and development costs.

CAPITALIZATION

Common Share Information

At December 31	2015	2014(1)
Shares outstanding (millions)	85.4	53.5
Dividends (US $ millions)	$40	$116
Market price at year-end (CAD $)	$26.95	$25.83

(1)	Figures have not been restated for the Merger and reflect Norbord on a standalone basis.

The increase in shares outstanding during 2015 is primarily related to the Merger. On March 31, 2015, each Ainsworth shareholder received 0.1321 of a Norbord common share for each Ainsworth share held and consequently, 31.8 million common shares were issued. At January 27, 2016, there were 85.4 million common shares outstanding. The average daily volume traded during 2015 was approximately 222,000 shares compared to approximately 201,000 shares in 2014.

In October 2015, Norbord renewed its normal course issuer bid in accordance with TSX rules. Under the bid, the Company may purchase up to 4,270,085 of its common shares, which represented approximately 5% of the 85.4 million issued and outstanding common shares as at October 20, 2015. Purchases under the bid will terminate on the earlier of November 2, 2016, the date Norbord completes its purchases pursuant to the notice of intention to make a normal course issuer bid filed with the TSX, or the date Norbord provides notice of termination of the bid. As at January 27, 2016, no share purchases have been made under this bid or the Company’s previous bid that expired on March 5, 2015.

Dividends

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. Under this policy, the Board of Directors has declared the following dividends and has adjusted the level twice to maintain flexibility in the Company’s capital structure as well as to fund growth and other attractive capital investment opportunities:

(in CAD $)	Quarterly dividend declared per common share
Q2-2013 to Q4-2014	$0.60
Q1-2015 & Q2-2015	0.25
Q3-2015 & Q4-2015	0.10

The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Stock Options

As at December 31, 2015, options on 2.3 million common shares were outstanding, with 55% vested. The exercise prices for the outstanding options range from CAD $6.50 to CAD $111.30, with expiry on various dates up to 2025. In 2015, 0.1 million stock options were exercised (2014 – nil stock options) resulting in the issuance of 0.1 million common shares for total proceeds of $2 million.

SELECTED QUARTERLY INFORMATION

(US $ millions, except per share information, unless otherwise noted)				2015				2014
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)	15%	8%	5%	4%	4%	5%	12%	10%
Return on equity (ROE)	11%	-3%	-9%	-10%	-8%	-6%	4%	1%
Cash provided by (used for) operating activities	56	23	(3)	(52)	9	34	16	(43)
Cash provided by (used for) operating activities per share	0.66	0.27	(0.04)	(0.61)	0.11	0.40	0.19	(0.50)

SALES AND EARNINGS
Sales	415	378	365	351	372	409	419	401
Adjusted EBITDA	57	30	19	16	14	19	46	36
Earnings (loss)	13	(9)	(23)	(37)	(26)	(29)	23	(7)
Adjusted earnings (loss)	16	(4)	(13)	(13)	(16)	(11)	9	1
PER COMMON SHARE EARNINGS
Earnings (loss), basic and diluted(1)	0.15	(0.11)	(0.27)	(0.43)	(0.30)	(0.34)	0.27	(0.08)
Adjusted earnings (loss), basic and diluted(2)	0.19	(0.05)	(0.15)	(0.15)	(0.18)	(0.13)	0.11	0.01
Dividends declared(3)	0.10	0.10	0.25	0.25	0.60	0.60	0.60	0.60

KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,459	1,409	1,375	1,254	1,312	1,366	1,367	1,221
Europe	425	453	438	424	401	433	395	434
Indicative Average OSB Price
North Central ($/Msf–7/16”)	242	204	193	193	216	216	219	219
South East ($/Msf–7/16”)	221	176	174	175	181	177	199	193
Western Canada ($/Msf–7/16”)	204	158	152	159	172	187	206	219
Europe (€/m3)(4)	226	220	218	232	248	258	269	273

(1)	Basic and diluted earnings (loss) per share are the same.
(2)	Basic and diluted Adjusted earnings (loss) per share are the same except diluted Adjusted earnings per share for Q2-14 is $0.10.
(3)	Dividends declared per share stated in Canadian dollars.
(4)	European indicative average OSB price represents the gross delivered price to the largest Continental market.

Quarterly results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair and remodelling work – the principal end uses of Norbord’s products – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord’s operations. OSB shipment volumes and prices are affected by these factors as well as by global supply and demand conditions.

Operating working capital is typically built up in the first quarter of the year due primarily to log inventory purchases in the Northern regions of North America and Europe. This inventory is generally consumed in the spring and summer months.

The demand for and the price of OSB in North America are significant variables affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the demand for and the price of OSB in North America. The Company estimates that the annualized impact on Adjusted EBITDA of a $10 per Msf (7/16-inch basis) change in the North American OSB price, when operations are running at full capacity, is approximately $58 million or $0.68 per basic share. Regional pricing variations, particularly in the Southern US and Western Canada, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Similarly in Europe, regional pricing variations and product mix also makes the European OSB indicative price a useful, albeit imperfect, proxy for overall European OSB pricing. Further, premiums obtained on value-added products, the pricing lag effect of maintaining an order file, and volume and trade discounts cause realized prices to differ from the benchmarks for both North America and Europe.

Global commodity prices affect the prices of key raw material inputs, primarily wood fibre, resin, wax and energy which had been increasing as the broader US economic recovery gained traction. However, prices for resin, a petroleum based product, started trending down along with oil prices in the fourth quarter of 2014, reversing a decade-long upward trend. The Company expects to continue to benefit from lower resin prices as long as global oil prices remain under pressure.

Norbord has significant exposure to the Canadian dollar with approximately 37% of its panel production capacity located in Canada following the Merger. The Company estimates that the favourable impact of a one-cent (US) decrease in the value of the Canadian dollar would positively impact annual Adjusted EBITDA by approximately $3 million when all six of Norbord’s Canadian OSB mills operate at capacity.

Items not related to ongoing business operations that had a significant impact on quarterly results include:

Merger Transaction Costs – Included in the second quarter of 2015 is $1 million ($0.01 per basic and diluted share) of transaction costs related to the Merger. Included in the first quarter of 2015 is $7 million ($0.08 per basic and diluted share) of transaction costs related to the Merger. Included in the fourth quarter of 2014 is $9 million ($0.11 per basic and diluted share) of transaction costs related to the Merger. Included in the third quarter of 2014 is $1 million ($0.01 per basic and diluted share) of transactions costs related to the Merger.

Severance and Other Costs Incurred to Achieve Merger Synergies – Included in the second quarter of 2015 is $2 million ($0.02 per basic and diluted share) of severance costs incurred to achieve synergies from the Merger. Included in the fourth quarter of 2015 is $3 million ($0.03 per basic and diluted share) of other costs incurred to achieve synergies from the Merger including consulting and professional fees. Included in the second quarter of 2015 is $1 million ($0.01 per basic and diluted share) of similar costs and included in the first quarter of 2015 is $1 million ($0.01 per basic and diluted share) of costs associated with the immediate vesting of certain Ainsworth stock options upon closing of the Merger.

Costs on Early Debt Extinguishment – Included in the second quarter of 2015 is a $13 million ($0.15 per basic and diluted share) premium paid on the early redemption of the Ainsworth Notes, an $11 million ($0.13 per basic and diluted share) write-off of the related financial instrument on the call options embedded in the Ainsworth Notes and a related $1 million ($0.01 per basic and diluted share) write-off of net unamortized debt issue costs.

Income Taxes – Included in the fourth quarter of 2014 is a $7 million ($0.08 per basic and diluted share) non-recurring income tax recovery and included in the third quarter of 2014 is a $5 million ($0.06 per basic and diluted share) non-recurring income tax recovery. These amounts are comprised of: (i) the recognition and utilization of certain tax assets that offset taxes previously expensed; and (ii) the recognition of previously unrecognized deferred tax assets as a result of reassessments of probability of future recovery of these assets.

Foreign Exchange Loss on Ainsworth Notes – Included in the first quarter of 2015 is a $28 million ($0.33 per basic and diluted share) foreign exchange loss due to the revaluation of the Ainsworth Notes to Canadian dollars since the Ainsworth Notes were denominated in US dollars and Ainsworth’s functional currency was Canadian dollars prior to the Merger. Revaluation gains or losses included in the fourth, third, second and first quarter of 2014 are a $11 million ($0.13 per basic and diluted share) foreign exchange loss, a $16 million ($0.19 per basic and diluted share) foreign exchange loss, a $11 million ($0.13 per basic and diluted share) foreign exchange gain and a $12 million ($0.14 per basic and diluted share) foreign exchange loss, respectively.

Gain (Loss) on Derivative Financial Instrument on Ainsworth Notes – Included in the first quarter of 2015 is a $4 million ($0.05 per basic and diluted share) revaluation gain on the embedded call option contained in the Ainsworth Notes. This derivative was extinguished when the Ainsworth Notes were early redeemed. Revaluation gains or losses included in the fourth, third, second and first quarter of 2014 are a $2 million ($0.02 per basic and diluted share) loss, a $12 million ($0.14 per basic and diluted share) loss, a $1 million ($0.01 per basic and diluted share) loss and a $4 million ($0.05 per basic and diluted share) gain, respectively.

The following table reconciles Adjusted earnings (loss) to the most directly comparable IFRS measure:

(US $ millions)	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Earnings (loss)	$13	$(9)	$(23)	$(37)	$(26)	$(29)	$23	$(7)
Add: Merger transaction costs	—	—	—	8	9	1	—	—
Add: Severance incurred to achieve Merger synergies	—	—	2	—		—	—	—
Add: Other costs incurred to achieve Merger synergies	3	—	1	1	—	—	—	—
Add: Costs on terminated LP acquisition	—	—	—	—	—	—	—	2
Add: Costs on early extinguishment of Ainsworth Notes	—	—	25	—	—	—	—	—
Add (Less): Foreign exchange loss (gain) on Ainsworth Notes	—	—	—	28	11	16	(11)	12
(Less) Add: (Gain) loss on derivative financial instrument on Ainsworth Notes	—	—	—	(4)	2	12	1	(4)
Add (Less): Reported income tax expense (recovery)	6	3	(22)	(14)	(18)	(15)	(1)	(1)

Adjusted pre-tax earnings (loss)	22	(6)	(17)	(18)	(22)	(15)	12	2
Less (Add) : Income tax (expense) recovery at statutory rate(1)	(6)	2	4	5	6	4	(3)	(1)

Adjusted earnings (loss)	$16	$(4)	$(13)	$(13)	$(16)	$(11)	$9	$1

(1)	Represents Canadian combined federal and provincial statutory rate.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Earnings (loss)	$13	$(9)	$(23)	$(37)	$(26)	$(29)	$23	$(7)
Add: Finance costs	14	14	13	14	13	13	13	14
Add: Depreciation	21	22	22	21	23	21	21	20
Add (less): Income tax expense (recovery)	6	3	(22)	(14)	(18)	(15)	(1)	(1)
Add: Merger transaction costs	—	—	1	7	9	1	—	—
Add: Severance incurred to achieve Merger synergies	—	—	2	—	—	—	—	—
Add: Other costs incurred to achieve Merger synergies	3	—	1	1	—	—	—	—
Add: Costs on terminated LP acquisition	—	—	—	—	—	—	—	2
Add: Costs on early extinguishment of Ainsworth Notes	—	—	25	—		—	—	—
Add (Less): Foreign exchange loss (gain) on Ainsworth Notes	—	—	—	28	11	16	(11)	12
Add (Less): Loss (gain) on derivative financial instrument on Ainsworth Notes	—	—	—	(4)	2	12	1	(4)

Adjusted EBITDA	$57	$30	$19	$16	$14	$19	$46	$36

FOURTH QUARTER RESULTS

Norbord’s Adjusted EBITDA increased in the fourth quarter alongside improving North American OSB prices.

In the fourth quarter of 2015, North Central benchmark OSB prices averaged $242 per Msf (7/16-inch basis), up $38 per Msf from the prior quarter and up $26 per Msf from the fourth quarter of 2014. In the South East region, where approximately 35% of Norbord’s North American OSB capacity is located, prices averaged $221 per Msf in the quarter, up $45 from the prior quarter and up $11 from the fourth quarter of 2014. In the Western Canada region, where approximately 30% of Norbord’s North American capacity is located, benchmark prices averaged $204 per Msf for the quarter, compared to $158 per Msf in the previous quarter and $172 per Msf in the same quarter last year. The impact of lower Western Canada benchmark prices was mitigated by the fact that operating costs at Norbord’s Canadian mills also benefited from a weaker Canadian dollar versus US dollar. In Europe, particleboard prices declined by 3% quarter-over-quarter and both OSB and MDF prices declined by 1% due to the seasonal slowdown in demand. Year-over-year, particleboard prices were flat, while OSB prices and MDF prices were down 16% and 5%, respectively as Eastern European producers continued to redirect supply to take advantage of the weaker Euro.

In North America, shipments were higher than the prior quarter as there were six more fiscal days in the fourth quarter and warmer weather buoyed OSB demand further into the fourth quarter. Shipments were up 11% compared to the same quarter last year due to improved OSB demand supported by increased mill productivity. In Europe, the seasonal slowdown was evident as shipment volumes decreased over the prior quarter. European shipments were higher compared to the same quarter last year due to increased demand in key OSB markets.

Sales in the quarter were $415 million, compared to $378 million in the third quarter of 2015 and $372 million in the fourth quarter of 2014. Quarter-over-quarter and year-over-year, sales increased by $37 million $43 million respectively, primarily due to higher North American OSB prices and an increase in North American shipment volumes.

Norbord’s North American OSB operating mills produced at 84% of capacity in the fourth quarter of 2015, compared to 92% in the third quarter of 2015 and 81% in the fourth quarter of 2014. Norbord’s European mills produced at 95% of capacity in both the fourth quarter of 2015 and 2014, compared to 99% in the third quarter of 2015.

Norbord recorded earnings of $13 million ($0.15 per basic share and diluted share) in the fourth quarter of 2015, up from a loss of $9 million ($0.11 per basic and diluted share) in the third quarter of 2015 and a loss of $26 million ($0.30 per basic and diluted share) in the fourth quarter of 2014.

Excluding the impact of non-recurring items (other costs incurred to achieve Merger synergies and Merger transaction costs) and using a normalized Canadian statutory tax rate, Norbord recorded Adjusted earnings of $16 million ($0.19 per basic share and diluted share) in the fourth quarter of 2015 compared to an Adjusted loss of $4 million ($0.05 Adjusted loss per basic and diluted share) in the prior quarter and an Adjusted loss of $16 million ($0.18 Adjusted loss per basic and diluted share) in the fourth quarter of 2014. Quarter-over-quarter Adjusted earnings increased by $20 million primarily due to higher North American OSB pricing. Year-over-year Adjusted earnings increased by $32 million primarily due to higher North American OSB pricing, the cost benefit of a weaker Canadian dollar, lower resin prices and higher shipment volumes, partially offset by lower European OSB and MDF prices and higher North American maintenance costs attributed to the timing of maintenance shuts.

Norbord recorded Adjusted EBITDA of $57 million in the current quarter, $30 million in the prior quarter and $14 million in the fourth quarter of 2014.

Adjusted EBITDA changes are summarized in the variance table below:

(US $ millions)	Q4 2015 vs. Q3 2015	Q4 2015 vs. Q4 2014
Adjusted EBITDA – current period	$57	$57
Adjusted EBITDA – comparative period	30	14

Variance	27	43

Mill nets(1)	39	14
Volume(2)	(4)	6
Key input prices(3)	4	12
Key input usage(3)	(3)	4
Mill profit share and bonus	—	(1)
Other operating costs and foreign exchange(4)	(9)	8

Total	$27	$43

(1)	The mill nets variance represents the estimated impact of change in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.
(2)	The volume variance represents the impact of shipment volume changes across all products.
(3)	The key inputs include fibre, resin, wax and energy.
(4)	The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, and maintenance.

ADJUSTED EBITDA

(US $ millions)	Q4 2015	Q3 2015	Q4 2014
North America	$51	$22	$6
Europe	10	11	11
Unallocated	(4)	(3)	(3)

Total	$57	$30	$14

Norbord’s North American operations generated Adjusted EBITDA of $51 million in the fourth quarter of 2015, versus $22 million in the third quarter of 2015 and $6 million in the fourth quarter of 2014. Quarter-over-quarter, the increase of $29 million was primarily attributed to significantly higher OSB prices and the impact of six additional fiscal days in the fourth quarter, partially offset by the timing of annual maintenance shuts. The year-over-year increase of $45 million was primarily attributed to higher OSB prices, lower resin prices, higher shipment volume and the cost benefit of a weaker Canadian dollar.

In the fourth quarter, Norbord’s North American OSB cash production costs per unit increased 5% versus the third quarter of 2015 due to the timing of annual maintenance shuts which more than offset the impact of six additional fiscal days in the fourth quarter. Unit costs decreased by 10% versus the fourth quarter of 2014 as the cost benefit of the weaker Canadian dollar and lower resin prices was only partially offset by the timing of annual maintenance shuts.

Norbord’s European operations generated Adjusted EBITDA of $10 million in the fourth quarter of 2015, versus $11 million in both the third quarter of 2015 and the fourth quarter of 2014. Quarter-over-quarter, Adjusted EBITDA decreased due to lower shipment volumes which were partially offset by lower resin and energy prices. The year-over-year decrease is primarily attributed to lower OSB and MDF prices, partially offset by lower resin prices and lower raw material usages.

Unallocated costs are in line with prior periods.

TRANSACTIONS WITH RELATED PARTIES

In the normal course of operations, the Company enters into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements. The following transactions have occurred between the Company and its related parties during 2015:

Indemnity Commitment

As at December 31, 2015, total future costs related to a 1999 asset purchase agreement between the Company and Brookfield, for which Norbord provided an indemnity, are estimated at less than $1 million and are included in other liabilities in the consolidated balance sheets.

Other

The Company periodically purchases goods from or engages the services of Brookfield for various financial, real estate and other business advisory services. In 2015, the fees for services rendered and the cost of goods purchased was less than $1 million (2014 – less than $1 million) and were charged at market rates.

Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. In 2015, net sales of $48 million (2014 - $66 million) were made to Interex. At year-end, $3 million (December 31, 2014 - $2 million) due from Interex was included in accounts receivable.

Compensation of Key Management Personnel

The remuneration of Directors and other key management personnel was as follows:

(US $ millions)	2015	2014
Salaries, incentives and short-term benefits	$2	$4
Share-based awards	1	2

	$3	$6

FINANCIAL POLICIES

Capital Allocation

Norbord considers effective capital allocation to be critical to its success. Capital is invested only when Norbord expects returns to exceed pre-determined thresholds, taking into consideration both the degree and magnitude of the relative risks and rewards and, if appropriate, strategic considerations in the establishment of new business activities or maintenance of existing business activities. Post-investment reviews are conducted on capital investment decisions to assess the results against planned project returns.

Liquidity

Norbord strives to maintain sufficient financial liquidity at all times in order to participate in attractive investment opportunities as they arise, and to withstand sudden adverse changes in economic circumstances. Management forecasts cash flows for its current and subsequent fiscal years in order to identify financing requirements. These requirements are then addressed through a combination of committed credit facilities and access to capital markets.

At year-end, the Company had unutilized liquidity of $344 million, comprising $9 million in cash and cash equivalents, $95 million undrawn under its accounts receivable securitization program and $240 million in unutilized committed revolving bank lines with nine international financial institutions, available to support its liquidity requirements.

Credit Ratings

Maintaining a stable balance sheet is an important element of Norbord’s financing strategy. Norbord believes that its record of superior operational performance and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions).

At January 27, 2016, Norbord’s long-term debt and issuer ratings were:

	DBRS	Standard & Poor’s Ratings Services	Moody’s Investors Service
Secured Notes	BB	BB-	Ba2
Issuer	BB	BB-	Ba2
Outlook	Negative	Stable	Stable

Credit ratings are intended to provide investors with an independent measure of the credit quality of any securities issue. The credit ratings accorded to debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities, as such ratings do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgement, circumstances warrant.

Use of Financial Instruments

Norbord uses derivative financial instruments solely for the purpose of managing its interest rate, foreign exchange and commodity price exposures, as further detailed in the Risks and Uncertainties section. These activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement and reporting. Derivative transactions are executed only with approved high-quality counterparties under master netting agreements. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value, net investment or cash flows of hedged items are designated as hedges of specific exposures and, accordingly, all gains and losses on these instruments are recognized in the same manner as the item being hedged.

CHANGES IN ACCOUNTING POLICIES

Prior to the Merger, the accounting policies of the Company and Ainsworth were consistent, however the following accounting policies were adopted post-Merger:

(i)	Business Combinations

The Company has elected not to account for the Merger as a business combination under IFRS 3 Business Combinations, as the transaction represents a combination of entities under common control of Brookfield. Accordingly, the combination was completed on a book value basis and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

(ii)	Intangible Assets

Intangible assets consist of timber rights and software acquisition and development costs. Intangible assets are recorded at cost less accumulated amortization. Timber rights are amortized on a straight line basis over the life of the agreement or based on the volume of timber harvested. Software costs are amortized on a straight-line basis over their estimated useful lives and commence once the software is put into service. Amortization methods, useful lives and residual values are assessed at least annually. If the Company identifies events or changes in circumstances which may indicate that their carrying amount may not be recoverable, the intangible assets would be reviewed for impairment.

(iii)	Reforestation Obligations

For certain operations, timber is harvested under various licenses issued by the Provinces of British Columbia and Alberta, which include future requirements for reforestation. The fair value of the future estimated reforestation obligation is accrued and recognized in cost of sales on the basis of the volume of timber harvested; fair value is determined by discounting the estimated future cash flows using a credit adjusted risk-free rate. Subsequent changes to fair value resulting from the passage of time and revisions to fair value calculations are recognized in earnings as they occur.

FUTURE CHANGES IN ACCOUNTING POLICIES

(i)	Financial Instruments

In July 2014, the IASB issued the final publication of International Financial Reporting Standard 9, Financial Instruments (IFRS 9), superseding IAS 39, Financial Instruments. IFRS 9 includes amended guidance for the classification and measurement of financial assets by introducing a fair value through other comprehensive income category for certain debt instruments. It also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management and contains a new impairment model which could result in earlier recognition of losses. IFRS 9 is effective for the year ending December 31, 2018 with early adoption permitted. The Company is currently assessing the impact of IFRS 9 on its financial statements.

(ii)	Revenue from Contracts with Customers

In May 2014, the IASB issued International Financial Reporting Standard 15, Revenues from Contracts with Customers (IFRS 15) which replaces the existing revenue recognition guidance with a new framework to determine the timing of revenue recognition and the measurement of revenue. In September 2015, the IASB formalized a one-year deferral of the effective date from January 1, 2017 to January 1, 2018 and will be effective for the year ending December 31, 2018. The Company is currently assessing the impact of IFRS 15 on its financial statements.

(iii)	Leases

In January 2016, the IASB issued International Financial Reporting Standard 16, Leases (IFRS 16) which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 is effective for the year ending December 31, 2019 with early adoption permitted if IFRS 15 is also adopted at the same time. The Company is currently assessing the impact of IFRS 16 on its financial statements.

SIGNIFICANT ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to select appropriate accounting policies to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. In particular, significant accounting policies, judgements and estimates utilized in the normal course of preparing the Company’s financial statements require management to make critical determinations that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates. For further information on the Company’s significant accounting policies, refer to note 2 of the consolidated financial statements.

In making estimates and judgements, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates and judgements have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in making these estimates and judgements in these financial statements. The significant estimates and judgements used in determining the recorded amount for assets and liabilities in the financial statements include the following:

Judgements

Information about management’s judgment made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

(i)	Functional currency

The Company assesses the relevant factors related to the primary economic environment in which its entities operate to determine the functional currency.

(ii)	Income Taxes

In the normal course of operations, judgement is required in assessing tax interpretations, regulations and legislation and in determining the provision for income taxes, deferred tax assets and liabilities. To the extent that a recognition or de-recognition of a deferred tax asset is required, current period earnings or OCI will be affected.

Estimates

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the year ended December 31, 2015 are:

(i)	Inventory

The Company estimates the net realizable value of its inventory using estimates regarding future selling prices.

(ii)	Property, Plant and Equipment and Intangible Assets

When determining the value in use of property, plant and equipment and intangible assets during impairment testing, the Company uses the following critical estimates: the timing of forecasted revenues; future selling prices and margins; future sales volumes; maintenance and other capital expenditures; discount rates; useful lives; and residual values.

(iii)	Reforestation Obligation

Timber is harvested under various licenses issued by the provinces of British Columbia and Alberta, which include future requirements for reforestation. The future estimated reforestation obligation is accrued and charged to earnings on the basis of the volume of timber cut. The estimates of reforestation obligation are based upon various judgments and assumptions. Both the precision and reliability of such estimates are subject to uncertainties and, as additional information becomes known, these estimates are subject to change.

(iv)	Employee Benefit Plans

The net obligations associated with the defined benefit pension plans are actuarially valued using: the projected unit credit method; management’s best estimates for salary escalation, inflation and life expectancy; and a current market discount rate to match the timing and amount of pension payments.

(v)	Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

(vi)	Financial Instruments

The critical assumptions and estimates used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the relative creditworthiness of the Company to its counterparties; estimated future cash flows; discount rates; and volatility utilized in option valuations.

RISKS AND UNCERTAINTIES

Norbord is exposed to a number of risks and uncertainties in the normal course of its business which could have a material adverse effect on the Company’s business, financial position, operating results and cash flows. A discussion of some of the major risks and uncertainties follows.

Product Concentration and Cyclicality

OSB accounts for almost 90% of Norbord’s panel production capacity. The price of OSB is one of the most volatile in the wood products industry. Norbord’s concentration on OSB increases its sensitivity to product pricing and may result in a high degree of sales and earnings volatility.

Norbord’s financial performance is principally dependent on the selling price of its products. Most of Norbord’s products are traded commodities for which no liquid futures markets exist. The markets for most of Norbord’s products are highly cyclical and characterized by periods of supply and demand imbalance, during which its product prices have tended to fluctuate significantly. In addition, since many of Norbord’s products are used for new home construction, seasonal and annual weather changes can affect demand and sales volumes. These imbalances, which may affect different areas of Norbord’s business at different times, are influenced by numerous factors that are beyond Norbord’s control and include: changes in global and regional production capacity for a particular product or group of products; changes in the end use of those products, or the increased use of substitute products; a significant increase in longer-term interest rates; changes in the availability of mortgage financing; and the overall level of economic activity in the regions in which Norbord conducts business. In the past, Norbord has been negatively affected by declines in product pricing and has taken production downtime to manage working capital and minimize cash losses. Severe and prolonged weakness in the markets for Norbord’s products, particularly OSB, could seriously harm the Company’s financial position, operating results and cash flows, including the ability to satisfy interest and principal payments on outstanding debt.

Based on operations running at full capacity, the following table shows the approximate annualized impact of changes in product prices on Adjusted EBITDA:

	Sensitivity Factor		Impact on Adjusted EBITDA (US $ millions)
OSB – North America	$10 per Msf–7/16”		$58
OSB – Europe	€10 per m	[3]	8

Liquidity

Norbord relies on long-term borrowings, access to revolving bank lines and an accounts receivable securitization program to fund its ongoing operations. The Company’s ability to refinance or renew such facilities is dependent upon financial market conditions. Although Norbord has notes maturing in 2017, 2020 and 2023 and has bank lines that are committed to 2018, financing may not be available when required or may not be available on commercially favourable or otherwise satisfactory terms in the future.

Competition

The wood-based panels industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Norbord’s principal market is the US, where it competes with North American and, in some instances, foreign producers. Norbord’s European operations compete primarily with other European producers. Certain competitors may have lower-cost facilities than Norbord. Norbord’s ability to compete in these and other markets is dependent on a variety of factors, such as manufacturing costs, availability of key production inputs, continued free access to markets, customer service, product quality, financial resources and currency exchange rates. In addition, competitors could develop new cost-effective substitutes for Norbord’s wood-based panels, or building codes could be changed making the use of Norbord’s products less attractive for certain applications.

Customer Dependence

Norbord sells its products primarily to major retail chains, contractor supply yards and industrial manufacturers, and faces strong competition for the business of significant customers. Norbord generally does not have contractual assurances of future sales. As a result, the loss of a significant customer or any significant customer order cancellations could negatively affect the Company’s sales and earnings. Continued consolidation in the retail industry could expose Norbord to increased concentration of customer dependence and increase customers’ ability to exert pricing pressure on Norbord.

Manufacturing Inputs

Norbord is exposed to commodity price risk on most of its manufacturing inputs, which principally comprise wood fibre, resin, wax and energy. These manufacturing inputs are purchased primarily on the open market in competition with other users of such resources, and prices are influenced by factors beyond the Company’s control. Norbord may not be able to hedge the purchase price of manufacturing inputs or pass increased costs on to its customers.

Fibre Resource

Fibre for Norbord’s OSB mills comes from roundwood logs while the MDF and particleboard mills source fibre in the form of roundwood logs, wood chips, sawdust and recycled wood. Norbord’s wood fibre supply comes from several different sources. In the US, roundwood logs are primarily sourced from private and industry-owned woodlands. In Canada, Norbord holds forest licences and agreements to source roundwood logs from Crown timberlands, which are supplemented by open market and private purchases. In Europe, wood fibre is purchased from government and private landowners.

When Norbord purchases timber, wood chips, fibre and other wood recycled materials on the open market, it is in competition with other uses of such resources, where prices are influenced by factors beyond Norbord’s control. Fibre supply could also be influenced by natural events, such as forest fires, severe weather conditions, insect epidemics and other natural disasters, which may increase wood fibre costs, restrict access to wood fibre or force production curtailments. In addition, Norbord’s supply and cost of fibre may be negatively impacted by increased demand resulting from market-based or legislative initiatives to use wood-based biomass materials in the production of heat, electricity or other bio-based products.

In Canada, the Crown licences and agreements require the payment of stumpage fees for the timber harvested and compliance with specified operating, rehabilitation and silviculture management practices. They can be revoked or cancelled for non-performance and contain terms and conditions that could, under certain circumstances, result in a reduction of annual allowable timber that may be harvested by Norbord without any compensation. The Company may not be able to renew or replace the Crown licences when they come due. Any changes to government regulations and policies governing forest management practices could adversely affect the Company’s access to, or increase the cost of, wood fibre.

Aboriginal groups have claimed substantial portions of land in various Canadian provinces over which they claim aboriginal title, or in which they have a traditional interest, and for which they are seeking compensation from various levels of government. The results of these claims and related forest policy mechanisms may adversely affect the supply of wood fibre and the commercial terms of supply agreements with provincial governments.

Currency Exposures

Norbord reports its financial results in US dollars. A portion of Norbord’s product prices and costs are influenced by relative currency values (particularly the Pound Sterling, Euro and Canadian dollar). Significant fluctuations in relative currency values could negatively affect the cost competitiveness of the Company’s facilities, the value of its foreign investments, the results of its operations and its financial position.

Norbord’s foreign exchange exposure arises from the following sources:

•	Net investments in foreign operations, limited to Norbord’s investment in its European operations which transact in both Pounds Sterling and Euros

•	Net Canadian dollar-denominated monetary assets and liabilities

•	Committed or anticipated foreign currency-denominated transactions, primarily Canadian dollar costs in Norbord’s Canadian operations and Euro revenues in Norbord’s UK operations

Third-Party Transportation Services

Norbord relies on third-party transportation services for delivery of products to customers as well as for delivery of raw materials from suppliers. The majority of products manufactured and raw materials used are transported by rail or truck, which are highly regulated. Transportation rates and fuel surcharges are influenced by factors beyond Norbord’s control. Any failure of third-party transportation providers to deliver finished goods or raw materials in a timely manner could harm the Company’s reputation, negatively affect customer relationships or disrupt production at the Company’s mills.

Employee Retention and Labour Relations

Norbord’s success depends in part on its ability to attract and retain senior management and other key employees. Competition for qualified personnel depends on economic and industry conditions, competitors’ hiring practices and the effectiveness of Norbord’s compensation programs. The loss of, or inability to recruit and retain, any such personnel could impact the Company’s ability to execute on its strategy.

Norbord’s US employees are non-unionized while its UK, Belgian and most of its Canadian mill employees are unionized – representing approximately 40% of the workforce. All of Norbord’s UK and Belgian union contracts are evergreen. Canadian union contracts typically cover a three to five-year term, and the current contracts with Unifor (formerly the Communications, Energy and Paperworkers Union) representing members at the OSB mills in La Sarre, Quebec and Barwick, Ontario expire June 30, 2016 and July 31, 2017, respectively. The current contract with the Pulp, Paper and Woodworkers of Canada (PPWC) representing members at the OSB mill in 100 Mile House, British Columbia expires June 30, 2017. Strikes or work stoppages could result in lost production and sales, higher costs or supply constraints if Norbord is unable to negotiate acceptable contracts with its various trade unions upon expiry.

Environmental Matters

Norbord’s operations are subject to a range of general and industry-specific environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation. Failure to comply with applicable environmental laws and regulations could result in fines, penalties or other enforcement actions that could impact Norbord’s production capacity or increase its production costs. The Company has incurred, and expects to continue to incur, capital expenditures and operating costs to comply with applicable environmental laws and regulations. In addition, environmental laws and regulations could become more stringent in the future.

International Sales

A portion of the Company’s sales are exported to customers in developing markets. International sales present a number of risks and challenges, including but not limited to the effective marketing of the Company’s products in foreign countries, collectability of accounts receivable, tariffs and other barriers to trade and recessionary environments in foreign economies. Although the Company purchases credit insurance on all export sales, revenues could be negatively impacted by any customer losses.

Product Liability and Legal Proceedings

Norbord produces a variety of wood-based panels that are used in new home construction, repair-and-remodelling of existing homes, furniture and fixtures, and industrial applications. In the normal course of business, the end users of Norbord’s products have in the past made, and could in the future make, claims with respect to the fitness for use of its products or claims related to product quality or performance issues. In addition, Norbord has been in the past and may in the future be involved in legal proceedings related to antitrust, negligence, personal injury, property damage and other claims against the Company or its predecessors. Norbord could face increased costs if any future claims exceed purchased insurance coverage.

Capital Intensity

The production of wood-based panels is capital intensive. There can be no assurance that key pieces of equipment will not need to be repaired or replaced. In certain circumstances, the costs of repairing or replacing equipment, and the associated downtime of the affected production line, may not be insurable.

Tax Exposures

Norbord takes various positions in the normal course of business of filing its tax returns, and there can be no assurance that tax authorities will not challenge such filing positions. In addition, Norbord is subject to further uncertainties concerning the interpretation and application of tax laws in various operating jurisdictions. Norbord provides for known estimated tax exposures in all jurisdictions. These exposures are settled primarily through the closure of audits with the jurisdictional taxing authorities. However, future settlements could differ materially from the Company’s estimated liabilities.

Defined Benefit Pension Plan Funding

Although Norbord’s defined benefit pension plans are all closed to new entrants, the Company continues to be subject to market risk on the plan assets and obligations related to existing members. Defined benefit pension plan funding requirements are based on actuarial valuations that make assumptions about the long-term expected rate of return on assets, salary escalation, life expectancy and discount rates. The Company’s latest funding valuations indicate the plans are in a solvency deficit position and therefore Norbord is required to make cash funding contributions. If actual experience differs from these assumptions or any of these assumptions change such that the solvency deficit increases, the Company would be required to increase cash funding contributions, reducing the availability of such funds for other corporate purposes.

Ainsworth Merger

The Merger with Ainsworth presents certain risks to Norbord’s business and operations including, among other things, risks regarding: (1) inability to successfully integrate the business and employees of Ainsworth; (2) inability to avoid unforeseen increased expenses or delays associated with the Merger and integration; (3) inability to successfully manage the complex integration of systems, technology, networks and other assets of Ainsworth in a manner that minimizes any adverse impact on customers, vendors, suppliers, employees and other constituencies; (4) experience disruption of, or inconsistencies in, each of Norbord’s and Ainsworth’s standards, controls, procedures, policies and services. Accordingly, the Company may not realize the full expected benefits of synergies, innovation and operational efficiencies; and may not achieve these benefits within the anticipated timeframe or may not be able to fully and accurately measure any such benefits.

Information Technology Infrastructure

In order to optimize performance, the Company regularly implements business process improvement initiatives and invests capital to upgrade its information technology infrastructure. These initiatives may involve risks to the operations and the Company may experience difficulties during the transition to these new or upgraded systems and processes. Difficulties in implementing new or upgraded information systems or significant system failures could disrupt operations and have a material adverse effect on the business.

ASSESSMENT OF AND CHANGES IN INTERNAL CONTROLS AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

In accordance with the requirements of National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), has evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of Norbord is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO, and it is effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

In accordance with the provisions of NI 52-109, management, including the CEO and CFO, have limited the scope of their design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Ainsworth. Norbord completed its Merger on March 31, 2015.

Ainsworth’s contribution to the Company’s consolidated financial statements for the year ended December 31, 2015 was approximately 26% of consolidated sales and approximately 30% of consolidated Adjusted EBITDA. As at December 31, 2015, Ainsworth’s current assets and current liabilities were approximately 22% and 14% of consolidated current assets and current liabilities, respectively, and its long term assets and long term liabilities were approximately 38% and 1% of consolidated non-current assets and non-current liabilities, respectively.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 excluding the design of controls, policies and procedures over financial reporting of Ainsworth as previously noted. Based on this assessment, management believes that, as of December 31, 2015, the Company’s internal control over financial reporting is operating effectively. Management determined that there were no material weaknesses in the Company’s internal control over financial reporting as of December 31, 2015. There have been no changes in Norbord’s internal control over financial reporting during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. Based on this evaluation, the CEO and CFO have concluded that Norbord’s internal control over financial reporting, as defined in NI 52-109, are effective.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2015 by Norbord’s management, including the CEO and CFO excluding the design of disclosure controls and procedures of Ainsworth as previously noted. Based on this evaluation, the CEO and CFO have concluded that Norbord’s disclosure controls and procedures, as defined in NI 52-109, are effective.

NON-IFRS FINANCIAL MEASURES

The following non-IFRS financial measures have been used in this MD&A. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Each non-IFRS financial measure is defined below. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is provided.

Adjusted earnings (loss) is defined as earnings (loss) determined in accordance with IFRS before unusual or non-recurring items and using a normalized income tax rate. Non-recurring items include costs related to the Merger, costs related to the proposed acquisition of Ainsworth by Louisiana-Pacific (LP) that was terminated in 2014, foreign exchange on the Ainsworth Notes and fair value movements on the financial instrument associated with the Ainsworth Notes and costs on early debt extinguishment. The actual income tax recovery (expense) is deducted (added back) and a tax recovery (expense) calculated at the Canadian combined federal and provincial statutory rate is added (deducted). Adjusted earnings (loss) per share is Adjusted earnings (loss) divided by the weighted average number of common shares outstanding.

The following table reconciles Adjusted (loss) earnings to the most directly comparable IFRS measure:

(US $ millions)	2015	2014	2013(1)
(Loss) earnings	$(56)	$(39)	$149
Add: Merger transaction costs	8	10	—
Add: Severance costs related to Merger	2	—	—
Add: Other costs incurred to achieve Merger synergies	5	—	—
Add: Costs on terminated LP acquisition	—	2	—
Add: Costs on early extinguishment of Ainsworth Notes	25	—	—
Add: Foreign exchange on Ainsworth Notes	28	28	—
(Less) add: (Gain) loss on derivative financial instrument on Ainsworth Notes	(4)	11	—
Cost of early debt extinguishment			20
(Less) Add: Reported income tax (recovery) expense	(27)	(35)	25

Adjusted pre-tax (loss) earnings	(19)	(23)	194
Add (Less): Income tax recovery (expense) at statutory rate(2)	5	6	(52)

Adjusted (loss) earnings	$(14)	$(17)	$142

(1)	Figures have not been restated for the Merger and reflect Norbord on a standalone basis.
(2)	Represents Canadian combined federal and provincial statutory rate.

Adjusted EBITDA is defined as earnings (loss) determined in accordance with IFRS before finance costs, income taxes, depreciation and amortization, and other unusual or non-recurring items. Non-recurring items include costs related to the Merger, costs related to the proposed acquisition of Ainsworth by LP that was terminated in 2014, foreign exchange on the Ainsworth Notes and fair value movements on the financial instrument associated with the Ainsworth Notes and costs on early debt extinguishment. As Norbord operates in a cyclical commodity business, Norbord interprets Adjusted EBITDA over the cycle as a useful indicator of the Company’s ability to incur and service debt and meet capital expenditure requirements. In addition, Norbord views Adjusted EBITDA as a measure of gross profit and interprets Adjusted EBITDA trends as indicators of relative operating performance.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	2015	2014	2013(1)
(Loss) earnings	$(56)	$(39)	$149
Add: Finance costs	55	53	37
Add: Depreciation and amortization	86	85	56
(Less) Add: Income tax (recovery) expense	(27)	(35)	25
Add: Merger transaction costs	8	10	—
Add: Severance costs related to Merger	2	—	—
Add: Other costs incurred to achieve Merger synergies	5	—	—
Add: Costs on terminated LP acquisition	—	2	—
Add: Costs on early extinguishment of Ainsworth Notes	25	—	—
Add: Foreign exchange on Ainsworth Notes	28	28	—
(Less) Add: (Gain) loss on derivative financial instrument on Ainsworth Notes	(4)	11	—
Add: Costs on early debt extinguishment	—	—	20

Adjusted EBITDA	$122	$115	$287

(1)	Figures have not been restated for the Merger and reflect Norbord on a standalone basis.

EBITDA margin (%) is defined as Adjusted EBITDA as a percentage of sales. When compared with industry statistics and prior periods, Adjusted EBITDA margin can be a useful indicator of operating efficiency and a company’s ability to compete successfully with its peers. Norbord interprets Adjusted EBITDA margin trends as indicators of relative operating performance.

Operating working capital is defined as accounts receivable plus inventory plus prepaid assets less accounts payable and accrued liabilities. Operating working capital is a measure of the investment in accounts receivable, inventory, prepaids, accounts payable and accrued liabilities required to support operations. The Company aims to minimize its investment in operating working capital; however, the amount will vary with seasonality, and sales expansions and contractions.

(US $ millions)	2015	2014
Accounts receivable	$135	$126
Inventory	181	187
Prepaids	10	11
Accounts payable and accrued liabilities	(201)	(218)

Operating working capital	$125	$106

Total working capital is operating working capital plus cash and cash equivalents and tax receivable less bank advances, if any.

(US $ millions)	2015	2014
Operating working capital	$125	$106
Cash and cash equivalents	9	92
Tax receivable	—	2

Total working capital	$134	$200

Capital employed is defined as the sum of property, plant and equipment, intangible assets and operating working capital. Capital employed is a measure of the total investment in a business in terms of property, plant and equipment, intangible assets and operating working capital.

(US $ millions)	2015	2014
Property, plant and equipment	$1,260	$1,341
Intangible assets	18	11
Accounts receivable	135	126
Inventory	181	187
Prepaids	10	11
Accounts payable and accrued liabilities	(201)	(218)

Capital employed	$1,403	$1,458

ROCE (return on capital employed) is Adjusted EBITDA divided by average capital employed. ROCE is a measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it monitors ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management. Norbord targets top-quartile ROCE among North American forest products companies over the cycle.

ROE (return on equity) is Adjusted earnings (loss) divided by common shareholders’ equity. ROE is a measure that allows common shareholders to determine how effectively their invested capital is being employed. As Norbord operates in a cyclical commodity business, it looks at ROE over the cycle and targets top-quartile performance among North American forest products companies.

Cash provided by (used for) operating activities per share is calculated as cash provided by (used for) operating activities as determined under IFRS, divided by the weighted average number of common shares outstanding.

Net debt is the principal value of long-term debt, including the current portion, other long-term debt and bank advances, if any, less cash and cash equivalents. Net debt is a useful indicator of a company’s debt position. Net debt comprises:

(US $ millions)	2015	2014(1)
Long-term debt, principal value	$755	$440
Less: Cash and cash equivalents	(9)	(25)

Net debt	746	415
Add: Letters of credit	5	3

Net debt for financial covenant purposes	$751	$418

(1)	Figures have not been restated for the Merger and reflect Norbord on a standalone basis.

Tangible net worth consists of shareholders’ equity including certain adjustments. A minimum tangible net worth is one of two financial covenants contained in the Company’s committed bank lines. For financial covenant purposes, effective January 1, 2011, tangible net worth excludes all IFRS transitional adjustments and all movement in cumulative other comprehensive income subsequent to January 1, 2011 (includes those movements related to the translation of Ainsworth in prior periods).

(US $ millions)	2015	2014(1)
Shareholders’ equity	$519	$359
Less: Intangible assets	(18)	—
Add: Other comprehensive income movement(2)	47	24
Add: Impact of Ainsworth adopting USD as its functional currency	155	—
Add: IFRS transitional adjustments	21	21

Tangible net worth	$724	$404

(1)	Figures have not been restated for the Merger and reflect Norbord on a standalone basis.
(2)	Cumulative subsequent to January 1, 2011.

Net debt to capitalization, book basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and tangible net worth. Net debt to capitalization on a book basis is a measure of a company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. In addition, a maximum net debt to capitalization, book basis, is one of two financial covenants contained in the Company’s committed bank lines.

Net debt to capitalization, market basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and market capitalization. Market capitalization is the number of common shares outstanding at period-end multiplied by the trailing 12-month average per share market price. Net debt to capitalization, market basis, is a key measure of a company’s relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends” or variations of such words and phrases or negative versions thereof or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the MIP; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; and (16) historical, forecasted and other forward-looking information published by third-parties such as the U.S. Census Bureau and FEA (Forest Economic Advisors, LLC) which we may refer to but have not independently verified; (17) the integration of the Ainsworth operations; and (18) the ability of the combined Company to realize synergies.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (2) risks inherent to product concentration and cyclicality; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; (6) availability of rail services and port facilities; (7) various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; (8) impact of changes to, or non-compliance with, environmental regulations; (9) impact of any product liability claims in excess of insurance coverage; (10) risks inherent to a capital intensive industry; (11) impact of future outcomes of tax exposures; and (12) effects of currency exposures and exchange rate fluctuations.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.